

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 12, 2010

via U.S. mail and facsimile

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219

> **RE:** **Gibraltar Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 0-22462**

Dear Mr. Smith:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief